ATCO
GROUP

Corporate Office

[redacted]

08004939

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

September 3, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 3, 2008 for symbol CU
- Corporation's Form 1, filed September 3, 2008 for symbol CU.X
- Corporation's Form 1, filed September 3, 2008 for symbol CU.PR.A
- Corporation's Form 1, filed September 3, 2008 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
SEP 17 2008
THOMSON REUTERS

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

SEC Mail Processing Section
SEP 12 2008
Washington, DC
105

9/16

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	81,902,986	As at :	08/01/2008

Effect on Issued & Outstanding Securities

Stock Option Plan	200
Other Issuances and Cancellations	10,000
Issued & Outstanding Closing Balance :	81,913,186

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,243,700** As at : 08/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2008	N		200		

Filer's comment

TSX Reserved = 4,216,200 TSX Available = 2,972,700

Totals		0	200	0	0

Stock Options Outstanding Closing Balance: **1,243,500** As at : 08/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2008	Conversion (General)	10,000
Totals		10,000

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	09/03/2008
Last Updated:	09/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	43,601,684	As at :	08/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-10,000		
Issued & Outstanding Closing Balance :	43,591,684		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2008	Conversion (General)	-10,000
Totals		-10,000

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	09/03/2008
Last Updated:	09/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	09/03/2008
Last Updated:	09/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	09/03/2008
Last Updated:	09/03/2008

END